UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1) *


                            Merrimac Industries, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   590262 10 1
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Richard H. Gilden, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 18, 2004
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 pages

                                  SCHEDULE 13D

CUSIP NO. 590262 10 1
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  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only)
       Lior Bregman
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  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                            (a)  [ ]
                                                            (b)  [ ]
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  3.   SEC Use only

--------------------------------------------------------------------------------
  4.   Source of funds (See PF Instructions)

--------------------------------------------------------------------------------
  5.   Check if disclosure of Legal Proceedings Is Required
       Pursuant to Items 2(d) or 2(e)
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  6.   Citizenship or Place of Organization
       United States
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Number of                     7.  Sole Voting Power
Shares                            175,000
Beneficially              ------------------------------------------------------
Owned by                      8.  Shared Voting Power
Each                              0
Reporting                 ------------------------------------------------------
Person                        9.  Sole Dispositive Power
With                              175,000
                          ------------------------------------------------------
                             10.  Shared Dispositive Power
                                  0
--------------------------------------------------------------------------------
 11.   Aggregate Amount Beneficially Owned by Each Reporting Person
       175,000
--------------------------------------------------------------------------------
 12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)
--------------------------------------------------------------------------------
 13.   Percent of Class Represented by Amount in Row (11)
       5.59%
--------------------------------------------------------------------------------
 14.   Type of Reporting Person (See Instructions)
       IN
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                                Page 2 of 7 pages

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D originally filed by Lior Bregman ("Mr. Bregman") with the Securities and Exchange Commission (the "SEC") on November 19, 2003. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.     Purpose of Transaction

            Item 4 is hereby amended and restated to read as follows:

            Mr. Bregman has purchased the shares of common stock, par value $.01 per share (the "Common Stock") of Merrimac Industries, Inc. (the "Issuer") for investment purposes. Mr. Bregman has extensive experience and relationships in the defense and wireless telecommunications industries and has intended to work with the management of the Issuer to maximize stockholder value.

            On August 18, 2004, Mr. Bregman delivered a letter to Mason N. Carter, Chairman of the Board, President and Chief Executive Officer of the Issuer, a copy of which is attached as an exhibit hereto and incorporated herein by reference (the "Letter"), expressing Mr. Bregman's disappointment with the Issuer's management and board of directors failure to act in the best interests of the Issuer's stockholders or to allow Mr. Bregman to use his experience and industry contacts to assist the Issuer either via a Board membership or a consulting agreement. Mr. Bregman has proposed that the Board immediately appoint a special committee of disinterested directors to engage a qualified investment banker to evaluate the Company's strategic alternatives and seek to effect a transaction that will maximize shareholder value. Mr. Bregman will consider, among other matters, forming a group to seek to acquire control of the Company and/or to nominate himself for election to the Issuer's board of directors at the next annual meeting of stockholders of the Issuer.

            Mr. Bregman does not have any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, except as set forth herein. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, Mr. Bregman may in the future take such actions with respect to his investment in the Issuer he deems appropriate, including, without limitation, purchasing additional shares of Common Stock, selling some of all of his shares of Common Stock or changing his intention with respect to any and all matters referred to in Item 4.

Item 5.     Interest in Securities of the Issuer

            Paragraphs (a), (b) and (c) of Item 5 are hereby amended as follows:

            (a) and (b) As of August 19, 2004, Mr. Bregman beneficially owns 175,000 shares of Common Stock. Mr. Bregman has the sole power to vote and dispose of all such shares. Such shares constitute approximately 5.59% of the total number of shares of Common Stock outstanding. The percentage of the outstanding Common Stock set forth above is based on 3,130,944 shares of Common Stock reported as outstanding as of August 13, 2004 by the Issuer on its Form 10-QSB for the quarter ended June 30, 2004, filed with the SEC on August 17, 2004.

            (c) The following table sets forth the purchase of Common Stock of the Issuer (totaling 7,500 shares) made by Mr. Bregman from June 19, 2004 through August 19, 2004. All such sales were made in open market transactions on the American Stock Exchange:

                                Page 3 of 7 pages

---------------------------------------------
                     Number of       Average
   Date of            Shares        Price Per
 Transaction        Purchased         Share
---------------------------------------------
08/16/04               300           $6.79
---------------------------------------------
08/13/04             3,000           $6.75
---------------------------------------------
08/12/04             1,200           $6.70
---------------------------------------------
08/10/04             3,000           $6.60
---------------------------------------------

Item 7.     Material to be filed as Exhibits

            Item 7 is hereby amended and restated to read as follows:

            Exhibit No.     Description
            -----------     -----------

            1               Letter from Lior Bregman to Mason N. Carter, dated
                            August 18, 2004.




                                Page 4 of 7 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Date: August 19, 2004


                                                /s/ Lior Bregman
                                                --------------------------
                                                Lior Bregman




                                Page 5 of 7 pages

                                                                       EXHIBIT 1


                                  LIOR BREGMAN

                               10 Sinclair Terrace
                          Short Hills, New Jersey 07078



                                                           August 18, 2004


BY EMAIL AND REGISTERED MAIL
----------------------------

Mr. Mason N. Carter
Chairman of the Board, President and
  Chief Executive Officer
Merrimac Industries, Inc.
41 Fairfield Place
West Caldwell, New Jersey 07006

Dear Mr. Carter:

      As you know, I am the beneficial owner of over 5% of the stock of Merrimac Industries, Inc. (the "Company"). Despite my efforts to increase my involvement with the Company, I have been disappointed by the failure of the Company's management and its board of directors (the "Board") to act in the best interests of the Company's stockholders and to allow me to use my experience and industry contacts to assist the Company.

      In a constructive effort to assist the Company's management, I arranged for, and accompanied the Company's management on a business development trip to Israel to meet with potential customers. I believe the trip was very successful and created good will and real revenue potential. However, since our return, the Company has done virtually nothing to keep me informed about progress made nor did it attempt to take advantage of my offer to arrange similar meetings with U.S-based potential customers.

      I have specifically offered to assist the Company by becoming a member of its Board, a well-justified proposal in view of my significant holding and relevant background from financial and business development perspectives. If this was not acceptable for some reason, I was willing to act as a consultant to the Company (with whatever reasonable compensation might be agreed upon between us). I have coupled these offers with a willingness to enter into a standstill agreement in order to assure the Company that my intentions were clearly to be a positive force. I have offered to purchase additional shares from the company or enter a relationship that involves the award of warrants. I have agreed to enter into an agreement to hold any material non-public information in confidence in order to assure the Company that it would not run afoul of SEC restrictions. All of these offers have been rebuffed.

      I am hard pressed to understand why the Company's Board has not pursued these avenues further. While the Company's financial performance has improved considerably in recent quarters, I believe its stock remains dramatically undervalued in the financial marketplace. Every effort I have made to formalize my relationship with the Company has failed to be answered in a constructive manner.

                                Page 6 of 7 pages

      I propose that the Board immediately appoint a special committee of disinterested directors to engage a qualified investment banker to evaluate the Company's strategic alternatives and seek to effect a transaction that will maximize shareholder value. If ignored again, I will be forced to take steps aimed at shifting control of the Company to stewards who will be open to broader horizons than those targeted by the Company's current management and Board. I have had preliminary discussions with several investment banks and strategic partners and will consider forming a group to seek to acquire control of the Company. I am also considering soliciting proxies from the Company's stockholders for my election to the Board. I feel that these are steps that I will be forced to undertake to ensure a fair return on the investments made by the Company's stockholders.

      I hope that you will take this letter as a call to action rather than as a threat. My intention remains to work with Company if it is seeking the future that I believe is available to it. However, if my pleas continue to fall on deaf ears, I will be forced to act to compel a change.

      I have recently acquired additional shares of the Company and will be amending my Schedule 13D to reflect these purchases, as well as my intentions, as expressed in this letter. Please address any correspondence to me at 10 Sinclair Terrace, Short Hills, New Jersey 07079, telephone (973) 467-5021, facsimile (973) 467-9223, with a copy to my counsel, Kramer Levin Naftalis & Frankel LLP, 919 Third Avenue, New York, New York 10022, Attention: Richard H. Gilden, telephone (212) 715-9486, facsimile (212) 715-8085.

      I look forward to your prompt response.

                                    Best regards,



                                    /s/ Lior Bregman
                                    -----------------------
                                    Lior Bregman


cc:   Robert C. Cargo
      Fernando L. Fernandez
      Joel H. Goldberg
      Edward H. Cohen
      Arthur A. Oliner
      Harold J. Raveche
      Albert H. Cohen
      David B. Miller



                                Page 7 of 7 pages